

June 25, 2013

<u>Via E-mail</u>
Kevin Reddy
Chairman and Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

> **Re: Noodles & Company**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 25, 2013**
> **File No. 333-188783**

Dear Mr. Reddy:

We have reviewed your responses to the comments in our letter dated June 24, 2013 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

<u>Capitalization, page 34</u>

1. Since cash and cash equivalents are not part of your capitalization, please revise your total capitalization on an actual, pro forma and as adjusted basis to exclude your cash and cash equivalents.

<u>Financial Statements, page F-1</u>

<u>Report of the Independent Registered Public Accounting Firm, page F-2</u>

<u>Exhibit 23.1 Consent of Independent Registered Public Accounting Firm</u>

2. Please remove the restrictive legend that follows the report and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please indicate the date for the disclosures included in Note 17 to the audited financial statements. The consent of the independent registered accountant should also be revised to indicate the effective date of the stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Andrew Fabens, Esq.
        Gibson, Dunn & Crutcher LLP